SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CINEDIGM DIGITAL CINEMA CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172407108

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172407108

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,913,977
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,913,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,977
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 53,084,898 shares of the Issuer’s Class A Common Stock issued and outstanding, as reported on the Issuer’s Prospectus Supplement dated October 17, 2013.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated February 10, 2012, as amended by Amendment No. 1 to Schedule 13D dated as of April 23, 2012 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 2 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction is hereby amended by adding the following to the end of Item 4 of the Schedule 13D:

On October 17, 2013, the Reporting Person entered into a Securities Purchase Agreement and a Common Stock Purchase Agreement with the Issuer. Pursuant to those agreements, the Reporting Person will purchase 1,388,889 shares of the Company’s Common Stock at $1.43 per share, $3,000,000 in 9% five year Subordinated Notes (the “Notes”) and will be issued five year warrants to purchase an aggregate of 975,000 shares of Company Common Stock (the “Warrants”). The Notes bear interest at 9% annually and is payable in cash on a quarterly basis, In an Event of Default (as defined in the Notes), the interest rate will increase by 2% until such default is cured. The Notes mature on the fifth anniversary of issuance, at which time the Company will be required to redeem them at par, plus any accrued and unpaid interest. The Notes are non-callable until the second anniversary of issuance. Thereafter, the Company may redeem the Notes at the following premiums, plus any accrued and unpaid interest:

•	Year 3: 102%

•	Year 4: 101%

•	Year 5: 100% (no premium)

The Notes will be unsecured and will rank junior to senior debt of the Company, and senior to the Company’s preferred stock and Common Stock. The Warrants will be exercisable into Common Stock for five years from issuance at an exercise price per share of $1.85 per share. The Notes and the Warrants will be transferrable by the holder with the Company’s prior written consent, which shall not be unreasonably withheld. The Company has agreed to register the resale of the shares of Common Stock issued to the Reporting Person and issuable upon exercise of the Warrants to be issued to the Reporting Person.

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 21, 2013

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez